Zeros & Ones, Inc.
39 East Walnut Street
Pasadena, CA 91603

August 9, 1999

TO OUR SHAREHOLDERS:

     We are pleased to provide the enclosed Information Statement to the holders of record of the common stock of Zeros & Ones, Inc. (the "Company") as of August 9, 1999 in connection with the plans of reorganization, asset purchase and exchange agreements (collectively, the "Agreements") that the Company has entered into with Quantum Acts, a California corporation, Zeros & Ones, Inc. a Delaware corporation, EKO Corporation, a Delaware corporation, Polygonal Research Corporation, a Delaware corporation, Kidvision, Inc., a Delaware corporation, Wood Ranch Technology Group, Inc., a Delaware corporation, and the shareholders of those companies and of Pillar West Entertainment, Inc., a California corporation (collectively, the "Acquired Companies"). The Agreements provided in part that, subject to the satisfaction or waiver of certain conditions, Edward L. Torres will resign as the sole director of the Company and that Robert Holtz, Steve Schklair and Charles Overton will be appointed to serve as directors. If this change in the Board occurs as contemplated, the Board of Directors of the Company will consist of Messrs. Holtz, Schklair and Overton.

     The Agreements resulted from many weeks of analysis and review of the business plans of the Acquired Companies, and negotiation of the terms and conditions of the eventual business combination of the Company and the Acquired Companies. On July 7, 1999, effective as of July 1, 1999, the Company and the Acquired Companies executed and closed revised Agreements pursuant to which the Company acquired 100% of the Acquired Companies. The Agreements provide for the existing management of the Acquired Companies to assume the management control of and responsibility for the Company. Messrs. Holtz, Schklair and Overton have already been appointed as the executive offices of the Company and are managing it on a day to day basis.

     After careful consideration of these and other factors, the Board of Directors determined that the Agreements and the change in the Company's Board of Directors contemplated by the Agreements were in the best interests of the Company and its shareholders.

     The enclosed Information Statement describes the Agreements in more detail and contains other important information, including information about the current Board of Directors and the new designees. This Information Statement is being provided to you pursuant to Rule 14f-1 under the Securities Exchange Act of 1934. Please read it carefully. HOWEVER, SHAREHOLDERS ARE NOT BEING ASKED TO VOTE ON ANY MATTER AT THIS TIME AND NO PROXIES ARE BEING SOLICITED.

     We would like to take this opportunity to thank our shareholders and other constituents for their support and patience during the past year. We wish the new members of the Board and management well in their efforts to enhance the value of your Company.


                                     ZEROS & ONES, INC.
                            BY:  THE BOARD OF DIRECTORS

                              /s/ EDWARD L. TORRES
                              -----------------------------
                              Edward L. Torres, Chairman

August 9, 1999

                                 Zeros & Ones, Inc.
                               39 East Walnut Street
                             Pasadena, California 91103

                                   ______________

                  INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                   NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

                                   August 9, 1999

                                   ______________

     This Information Statement is being mailed on or about August 9, 1999 to the holders of record of the Common Stock, par value $.001 per share, of Zeros & Ones, Inc., a Nevada corporation (the "Company") as of the close of business on August 9, 1999. This Information Statement is being furnished in contemplation of a change in a majority of the members of the Company's Board of Directors pursuant to a series of agreements (collectively, the "Agreements") entered into as of July 1, 1999, by and among the Company, Quantum Acts, Inc., EKO Corporation, Polyganol Research Corporation, Kidvision, Inc., Wood Ranch Technology Group, Inc., Zeros & Ones, Inc. (a Delaware corporation), and the shareholders of those corporations and of Pillar West Entertainment, Inc. (collectively, the "Acquired Companies") as well as Edward L. Torres, the current sole director of the Company ("Mr. Torres" or the "Current Board"), and Mark J. Richardson, a prior principal shareholder of the Company.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the Information Statement. SHAREHOLDERS ARE NOT BEING ASKED TO VOTE ON ANY MATTERS AT THIS TIME AND NO PROXIES ARE BEING SOLICITED BY THIS NOTICE.

     The information contained in this Information Statement was prepared by the Company except for information concerning the New Directors (as defined below) which was furnished to the Company by the New Directors. The New Directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

                             THE AGREEMENTS

     ACQUISITION AGREEMENTS. On July 7, 1999, effective as of July 1, 1999, Commercial Labor Management, Inc., a Nevada corporation (now named Zeros & Ones, Inc.), entered into a Plan of Reorganization and Asset Purchase Agreement with Zeros & Ones, Inc., a Delaware corporation ("ZOI"), Robert Holtz, Mark J. Richardson, and Edward L. Torres, and revised Plans of Reorganization and Exchange Agreements with ZOI and (1) Quantum Arts, Inc., a California corporation ("Quantum") and Steve Schklair, (2) EKO Corporation, a Delaware corporation ("EKO"), and Robert Holtz, (3) Polyganol Research Corporation, a Delaware corporation ("Polyganol"), Robert Holtz and Bernie Butler-Smith, (4) KidVision, Inc., a Delaware corporation ("KidVision"), and Charles Overton, and (5) Wood Ranch Technology Group, Inc., a Delaware corporation ("Wood Ranch"), Robert Holtz, and William Burnsed. The Plans of Reorganization are collectively referred to herein as the "Acquisition Agreements." Quantum, EKO, Polyganol, KidVision and Wood Ranch are collectively referred to herein as the "Subsidiaries." The Acquisition Agreements, as well as the change of the Company's name from Commercial Labor Management, Inc. to Zeros & Ones, Inc., were approved by the Current Board and the Company's shareholders holding approximately 94.2% of the total issued and outstanding stock of the Company. Copies of the Acquisition Agreements are attached to this Information Statement as Exhibit A.

     Pursuant to the Acquisition Agreements, the Company acquired 100% of the assets of ZOI and 100% of the total issued and outstanding capital stock of Quantum, EKO, Polyganol, KidVision and Wood Ranch, in exchange for the issuance by the Company of a total of 3,050,000 new shares of the Company's Common Stock to Robert Holtz (900,000 shares), Steve Schklair (850,000), William Burnsed (500,000 shares), Charles Overton (500,000 shares) and Bernie Butler Smith (300,000 shares). As part of the overall reorganization, the Company has also agreed to and is making an exchange offer to the shareholders of Pillar West Entertainment, Inc. ("PWE") pursuant to which the Company seeks to acquire 100% of the total issued and outstanding capital stock of PWE in consideration for the issuance to the shareholders of PWE of
(a) approximately 1,745,000 new shares of the Company's Common Stock, and (b) approximately 320,000 warrants (the "Warrants") to purchase approximately 320,000 additional shares of the Company's Common Stock for a purchase price of $3.00 per share, exercisable at any time until July 1, 2002. In connection with the Acquisition Agreements and the overall reorganization of the Company with ZOI, Quantum, EKO, Polyganol, KidVision, Wood Ranch and PWE, the Company has the right, effective July 1, 1999, to issue up to an additional 1,317,059 shares of the Company's Common Stock, resulting in a total of 7,000,000 shares of the Company's Common Stock and approximately 320,000 Warrants outstanding upon the completion of the transaction.

     Pursuant to the Acquisition Agreements, Mark J. Richardson and Edward L. Torres, two principal shareholders of the Company, each agreed to surrender to the Company for cancellation 1,850,000 shares of the Company's Common Stock. Effective July 1, 1999, Edward L. Torres resigned as the President, Chief Financial Officer and Secretary of the Company, and appointed Robert Holtz as the Chief Executive Officer, Steve Schklair as the President and Chief Financial Officer, and Charles Overton as the Secretary of the Company. As soon as permitted under Section 14(f) of the Securities Exchange Act of 1934, as amended, Edward L. Torres will resign as the sole director of the Company and has agreed to appoint Robert Holtz as Chairman of the Board of Directors, and Steve Schklair and Charles Overton as additional directors of the Company (collectively, the "New Directors"). The Company may add William Burnsed and Bernie Butler Smith as directors of the Company at a later date.

     Robert Holtz is indemnifying the Company against any liabilities of ZOI, and the Company is not assuming any of ZOI's liabilities. Each of Quantum, EKO, Polyganol, KidVision and Wood Ranch will continue to operate as separate 100% owned subsidiaries of the Company, while the Company plans to dissolve PWE and acquire its assets after it completes the exchange offer for PWE's outstanding capital stock. While the Company believes that it will achieve exchanges for virtually all of the outstanding capital stock of PWE, there is no assurance regarding the actual number of outstanding shares of PWE that will be tendered to the Company in exchange for the Company's Common Stock.

     Until July 1, 1999, Mr. Torres and Mr. Richardson, as co-plaintiffs with the Company in the lawsuit against CNG Communications, Inc. and Paul Biship, the sole shareholder of CNG Communications, Inc., for breach of contract and fraud, have borne the expenses of the lawsuit. The lawsuit is being handled by legal counsel for Mr. Torres, Mr. Richardson and the Company on a contingent fee basis (i.e. generally one third of the recovery), plus out-of-pocket expenses. Under the Acquisition Agreements, the Company has agreed to begin bearing the out-of-pocket expenses of the lawsuit. The net proceeds payable to the plaintiffs from the lawsuit, if any, will be allocated 50% to the Company, 25% to Mr. Torres and 25% to Mr. Richardson. There is no assurance that the Company will prevail in the lawsuit or receive any recovery or award from the lawsuit.

     Under the Acquisition Agreements, the Company has agreed to pay to Mr. Richardson and Mr. Torres a total of $87,500 in cash, paid by issuance of a promissory note in the principal amount of $87,500, dated July 1, 1999, bearing simple interest at the rate of 10% per annum and payable principal and accrued interest in full on or before July 31, 1999.

     BUSINESS. The Company is engaged in the business of providing technical consulting services to major technology developers, conducting e-commerce on the the Internet, developing quality Websites, and creating core technologies that other software and hardware developers can integrate into their own products. Through its newly acquired wholly owned Subsidiaries, the Company is also engaged in CD-ROM programming production and development, and research and development of proprietary products for digital image compression and three dimensional high definition television technology. In 1996, ZOI established a division called Studio Subzero to design and develop Websites and multimedia content. In mid 1997, ZOI commenced licensing Websuites-TM Technologies, and in 1998, it opened its FineItems.COM Website for the sale of upscale products on the Internet. An agreement with Amazon.com, Inc. in early 1999 is expected to enhance the e-commerce business of FineItems.COM in the future.

     Quantum is a media consulting and production company located in Pasadena, California. Quantum specializes in digital asset development and production for information and entertainment purposes. Quantum also has a research and development program for three dimensional high definition ("3dHD") television technology. EKO is developing an Internet based commerce oriented online service and virtual community for entertainment professionals. KidVision plans to market the Kids Education Network ("K.E.N"), a portal Website, and to be a distributor of educational products through its own mail order catalog. KidVision also plans to operate an e-commerce catalog on the Kids Educational Network through which it will distribute its educational products. Wood Ranch provides consulting services for the building of television facilities and has designed the Company's planned Advanced Media Production Center. Polygonal is the developer of an image compression technology call Dynamic Polygonal Compression ("DPC"). Polygonal plans to manufacture products that utilize the DPC engine. The Company is also currently in the process of entering into exchange agreements with the shareholders of PWE. If successful, the Company will dissolve PWE and absorb its assets. PWE is an independent production company that develops and produces educational and entertaining children's programming for the Internet and for television, including the Kids Educational Network. The Company believes that by consolidating the technical experts of all these companies, the Company will be in a unique position to create core technologies and advance media services.

     The executive offices of the Company are located at 39 East Walnut Street, Pasadena, California 91103, and its telephone number is (626) 584-4040.

     The Agreements resulted from many weeks of discussions with the shareholders and management of the Acquired Companies. The Current Board evaluated the business plans of the Acquired Companies and conducted due diligence of their business and management.

     After careful consideration of these and other factors, the Current Board determined that the Agreements and the Board change were in the best interests of the Company and its shareholders.

                        OUTSTANDING SHARES AND VOTING RIGHTS

     As of August 9, 1999, the Company had outstanding 7,000,000 shares of Common Stock. Each share entitles the holder to one vote. The holders of Common Stock do not have cumulative voting rights under the laws of the State of Nevada, which means that the holders of a majority of the outstanding shares can elect all of the directors of the Company. There are no outstanding shares of Preferred Stock.

           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of August 9, 1999 including each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's capital stock as of August 9, 1999. In addition, the number of shares of the Company's Common Stock beneficially owned by the current director and by each executive officer of the Company, and the number of shares beneficially owned by the current director and executive officers of the Company as a group, as of August 9, 1999, are disclosed below in the table. The information was furnished to the Company by the identified individuals in public reports. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS



Name and Address                  Amount and Nature        Percent of Common
of Beneficial Owner            of Beneficial Ownership   Stock Outstanding (6)
-------------------            -----------------------   ---------------------
Robert Holtz (1)                       900,000                  12.9%
39 East Walnut Street
Pasadena, California 91436

Steve Schklair (2)                     850,000                  12.1%
39 East Walnut Street
Pasadena, California 91103

William Burnsed (3)                    500,000                   7.1%
39 East Walnut Street
Pasadena, California 91436


Bernie Butler-Smith (4)                300,000                   4.3%
2530 Calcite Circle
Newbury Park, California 91320


Charles Overton (5)                    500,000                   7.1%
16861 Ventura Boulevard, Suite 300
Encino, California 91436

_____________________________________________________________________________

(1) Robert Holtz is the Chief Executive Officer of the Company and has overall supervisory responsibility for the Company. Mr. Holtz is expected to become the Chairman of the Board of Directors of the Company in August 1999 as a New Director.

(2) Steve Schklair is the President and Chief Financial Officer of the Company, and is expected to become a New Director of the Company in August 1999. Mr. Schklair is also the Chairman of the Board of Directors and Chief Executive Officer of Quantum Arts, Inc.

(3) William Burnsed is the Chairman of the Board and Chief Executive Officer of Wood Ranch Technology Group, Inc.

(4) Bernie Butler-Smith is the Chairman of the Board of Directors and Chief Executive Officer of Polygonal Research Corporation.

(5) Charles Overton is the Secretary of the Company and is expected to become a New Director in August 1999. He is also the Chairman of the Board of Directors and Chief Executive Officer of KidVision, Inc. and Pillar West Entertainment, Inc.

(6)      Based on 7,000,000 shares of Common Stock issued and outstanding.

SECURITY OWNERSHIP OF MANAGEMENT


                                                            Percent of Shares of
Name of                  Amount and Nature                  Common Stock
Beneficial Owner         of Beneficial Ownership            Outstanding (3)
----------------         -----------------------            ---------------------
Edward L. Torres               250,000 (1)                          3.57%
Robert Holtz                   900,000 (2)                         12.86%
Steve Schklair                 850,000 (2)                         12.14%
Charles Overton                500,000 (2)                          7.14%
All directors and
  officers as a
  group (4 persons)          2,500,000                              35.7%

------------------------------
(1) After Mr. Torres tendered 1,850,000 shares to the Company for cancellation pursuant to the Agreements, he owns 250,000 shares of the Company's Common Stock.

(2) Issued to these individuals effective July 1, 1999 pursuant to the Agreements.

(3)     Based on 7,000,000 shares issued and outstanding.

     Following completion of the Board change contemplated by the Agreements, the relative shareholdings of the Current Board and the proposed New Directors will remain unchanged.


                  DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors prior to the Board change contemplated by the Agreements consists of one member, with four vacancies. The Board is authorized to establish the number of directors in a range of three to seven. As part of the Board change contemplated by the Agreements, the number of members of the new Board after the Board change is expected to be three, although the new Board has the ability to appoint additional Board members within the current authorized range of three to seven members. After the Board change, the new Board is expected to amend the Bylaws to conform to the actual number of directors on the new Board who will be appointed following the Board change.

     Listed below are the current director and current and prospective executive officers of the Company prior to the Board change contemplated by the Agreements, followed by their business experience:

     EDWARD L. TORRES has been the Chairman of the Board of Directors of the Company since July 1, 1995 and was the President, Chief Financial Officer and Secretary of the Company from July 30, 1995 until July 1, 1999, when the proposed New Directors were appointed as the executive officers of the Company pursuant to the Agreements. Mr. Torres will resign as the director of the Company upon the appointment of the New Directors. Mr. Torres has also been a marketing consultant for employee leasing companies. Mr. Torres has a Bachelors in Business Administration from South Bay University.

     ROBERT HOLTZ has been the Chief Executive Officer of the Company effective since July 1, 1999, and President of Zeros & Ones, Inc., a Delaware corporation ("ZOI") since its inception in April 1994. From October 1991 until founding ZOI in April 1994, Mr. Holtz was the Director of Special Projects for Action Video, Inc., a promotion post-production facility. At Action Video, Inc., Mr. Holtz developed several new tools such as "Sally," a software based product that enables a specialized animation/edit system to be used as a final assembly point by giving it the intelligence to understand EDLS (a worldwide standard protocol for storing and transmitting Edit Decisions from one system to another). He also developed a system called "Pipeline," a precursor to HTTP that connects multiple unlike devices. From January 1989 until October 1991, Mr. Holtz headed a small business that created custom hardware and software solutions. Mr. Holtz' projects included the creation of a completely automated credit card clearing and merchant protection service center, the creation of an Emergency Response Locator system which locates physicians and specialists by geographical proximity for emergency response, and the creation of the first fully automated credit card commerce system for the nationwide sale of movie theater admission tickets. Mr. Holtz has worked on the design of several international products lines such as Microsoft Visual C++, Microsoft Windows 95, Studio Venice, and Hurricane from Gentris Images of France. Mr. Holtz also participated in Microsoft's Win32J Group. Mr. Holtz is an active member of the Society of Motion Picture and Television Engineers, the Institute of Electrical and Electronic Engineers, the Society of Television Engineers, the Association of Computing Machinery, and the International Multimedia Association (Charter Member).

     STEVE SCHKLAIR has been the President and Chief Financial Officer of the Company since the acquisition by the Company of Quantum Arts, Inc. effective July 1, 1999, and is expected to become a New Director of the Company in August 1999. Mr. Schklair has also been the owner, Chairman of the Board of Directors, Chief Executive Officer, and President of Quantum Arts, Inc., a Subsidiary of the Company, since the inception of its predecessor-in-interest in December 1997. From 1995 to 1997, Mr. Schklair was the Vice President and General Manager of New Media for Digital Domain, a special effects company in Venice, California. His responsibilities at Digital Domain included co-managing the facility, streamlining development and production processes, overseeing asset development and management, staffing key positions, managing contract negotiations, managing marketing and public relations, and managing client, partner, and publisher relationships. At Digital Domain, Mr. Schklair negotiated a joint venture with Mattel to create CD-ROM titles based on Mattel's licensed properties. The first title, BARBIE FASHION DESIGNER, has already sold over 2,000,000 units. From 1993 to 1995, Mr. Schklair was an Executive Producer and Creative Director at R/Greenberg Associates, a commercial production company with offices in Los Angeles, California and New York, New York. He joined R/Greenberg as a visual effects and process consultant providing creative direction on TERMINATOR II 3D for Universal Studios. At R/Greenberg, he designed and produced interactive projects for clients such as AT&T, FCB, Levis, Silicon Graphics, Activation, Phillips, IBM, Universal Studios, and Princess Cruises. From 1990 to 1993, Mr. Schklair was an Executive Producer and Project Manager for Synapse Technologies, a computer graphics company in Los Angeles, California. At Synapse Technologies, he developed and produced several interactive multimedia titles, including COLUMBUS: ENCOUNTER, DISCOVERY AND BEYOND, EVOLUTION AND REVOLUTION, and AIR POWER. In 1981, Mr. Schklair co-founded Infinity Filmworks. During his ten year tenure as President of Infinity Filmworks, he produced and photographed several films, music videos, and commercials, including the award winning SENSORIUM for Six Flags Power Plant in Baltimore, Maryland and the award winning TO DREAM OF ROSES, created for the 1990 Osaka World Exposition. Mr. Schklair received a Bachelor of Fine Arts from California State University in 1979 and a Master in Fine Arts from the University of Southern California School of Cinema/Television in 1982.

     BERNIE BUTLER-SMITH is expected to become the Vice President of Imaging Technology and possibly a director of the Company in August 1999. Mr. Butler-Smith has also been the Chairman and Chief Executive Officer of Polygonal Research Corporation, a Subsidiary of the Company, since its inception in August 1998. For the past twelve years Mr. Butler-Smith has designed real-time image processing products for various applications. In May 1998, Mr. Butler-Smith formed a research and development company called ICU Security. Prior to co-founding Polygonal Research Corporation, he was the Vice President of Engineering at Digi-Spec Corporation for eleven years. At Digi-Spec Corporation he designed 35 image processing products, including pixel level video motion detectors, time lapse recorders, and digital switching and routing equipment. In an independent study conducted by Sandia National Labs and commissioned by the U.S. Department of Energy, Mr. Butler-Smith's motion detector products received the highest ranking. Mr. Butler-Smith has also done research in several disciplines of mathematics and high performance digital pipelining structures. Among the companies that currently use his designs are Microsoft for external security, Pheizer Pharmaceutical for security, the U.S. Department of Defense for strategic applications, the U.S. Navy for strategic applications, the Hoosier Dome for security, Boeing for employee safety, the Environmental Protection Agency for detecting pollution leakage, and the Federal Aviation Agency for detection functions at airports.

     WILLIAM BURNSED is expected to become the Vice President of Advanced
Media Group and possibly a director of the Company in August 1999. Mr. Burnsed has also been the Chairman and Chief Executive Officer of Wood Ranch Technology Group, Inc., a Subsidiary of the Company, since its inception in 1998. In 1995, Mr. Burnsed founded Digital Video Engineering, a sole proprietorship engaged in computer systems design and installation for television and film special effects. Digital Video Engineering has been combined with Wood Ranch Technology Group, Inc. From January 1996 until July 1996, Mr. Burnsed was the Director of New Business Development for Discreet Logic Systems in North and South America. While with Discreet Logic Systems and Digital Video Engineering, Mr. Burnsed built online random access edit rooms for the Fox Network and high level telecine for Advanced Digital. In August 1991 he founded Hollywood Digital, a television post production company which Mr. Burnsed operated through 1994. In February 1982, Mr. Burnsed founded B&B Systems, Inc., an equipment manufacturing and turn key television systems engineering and construction contracting company. During his eleven year tenure as President of B&B, B&B designed and built several large facilities, including the J.C. Penny World Headquarters, 525 Post Production, the Financial News Network, Lorimar Studios, Post Pro Video, Multimedia Services, the Shop Television Network, and the California State Assembly Television Network. From May 1979 to February 1982, Mr. Burnsed was the Director of Engineering for Editel where he was responsible for the design and construction of five online edit bays, three rank telecines, one audio mixing room, and one insert stage. From 1976 to 1979, he was the Engineering Supervisor for TAV/Merv Griffin Productions where he supervised a department of engineers who were responsible for the installation and maintenance of television equipment used for videotaping the Merv Griffin Show. From 1973 to 1976, Mr. Burnsed was the General Manager of Shelter Vision Mobile Video where he was responsible for the video systems operation of a television mobile truck which traveled to various cities videotaping musical shows. From 1971 to 1973, he was the Director of Studio Operations for Transworld Communications, a division of Columbia Pictures. At Transworld, Mr. Burnsed was responsible for the design, installation, and operation of seven custom studios in cities from Honolulu to London.

     CHARLES OVERTON has been the Secretary of the Company since the acquisition of Kidvision, Inc. by the Company effective July 1, 1999, and is expected to become a New Director of the Company in August 1999. Mr. Overton has also been the Chief Executive Officer and President of Kidvision, Inc., a Subsidiary of the Company, since its inception in 1998, and of Pillar West Entertainment, Inc. since its inception in 1996. In 1995, Mr. Overton co-founded Randall-Overton Productions where he contributed to the concept of the Kids Educational Network. From 1996 to 1997, he was the Executive Producer and co-owner of the syndicated television series GOTTA SWEAT. In 1991, he joined G.C.O Pictures as the Executive Producer of SEASON OF FEAR, a full length feature film distributed domestically by MGM/UA staring Ray Wise and Clancy Brown. In 1991, Mr. Overton and other individuals founded Paragon Arts International, a feature film production company that released WITCHBOARD. WITCHBOARD is one of the top hundred highest grossing independent films of all time. Mr. Overton began his career in production working on such films as THIEF starring James Caan, and THE BLUES BROTHERS staring John Belushi and Dan Ackroyd. Mr. Overton is a graduate of the Goodman School of Drama at DePaul University in Chicago.

THE NEW DIRECTORS

     The information concerning the New Directors was provided by the New Directors and the Company assumes no responsibility for the accuracy or completeness of such information. The New Directors will take their positions as soon as permitted under Section 14(f) of the Securities Exchange Act of 1934, as amended.

     Each of the New Directors is a United States citizen. Each of the New Directors has consented to be a director of the Company. The proposed New Directors are Robert Holtz, Steve Schklair and Charles Overton. They have been executive officers of the Company since July 1, 1999 pursuant to the Agreements. Accordingly, information regarding the New Directors is included under "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" in this Information Statement.

COMMITTEES AND MEETINGS OF THE BOARD

     During the fiscal year ended December 31, 1998, the Board of Directors held no regular formal meetings. The Board of Directors does not have any Committees, although it is expected that the New Directors will form Audit and Compensation Committees in the future. All resolutions of the Board of Directors during the fiscal year ending December 31, 1998 were adopted by unanimous written consent. The current director does not receive cash compensation or stock options for attending Board meetings. The current Director has been reimbursed for his expenses incurred in connection with conducting the business of the Board.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Based on copies of such reports furnished to the Company, there were no reportable untimely filings under Forms 3, 4 or 5 by persons subject to Section 16(a) of the Securities Exchange Act of 1934, as amended, during the last fiscal year.

                           EXECUTIVE COMPENSATION

     The following summary compensation tables set forth the annual cash and stock option compensation for the Company's Chief Executive Officer and its other four most highly compensated executive officers serving as of December 31, 1998, and the compensation paid to them by the Company for each of the last three completed fiscal years.


                          SUMMARY CASH COMPENSATION


 Name of Individual                Position                  1998          1997             1996

-------------------------------------------------------------------------------------------------------
 Edward L. Torres (1)        President, Chief            $0                $0              $0
                             Financial Officer,
                             Secretary

 Robert Holtz (2)            Chief Executive Officer     $__               $__             $__

 Steve Schkliar (2)          President, Chief            $__               $__             $__
                             Financial Officer

 Charles Overton (2)         Secretary                   $__               $__             $__
-------------------------------------------------------------------------------------------------------


(1) Pursuant to the Agreements, Mr. Torres resigned as the President, Chief Financial Officer and Secretary of the Company effective July 1, 1999.

(2) Pursuant to the Agreements, these individuals were appointed to their respective executive officer positions with the Company by the Current Board, effective July 1, 1999.

SUMMARY STOCK OPTION COMPENSATION

     No stock options were granted by the Company in the fiscal years ending December 31, 1997 or December 31, 1998, nor during the seven months ended July 31, 1999. There are no stock options outstanding. The Company plans to propose and adopt a management incentive stock option plan for the directors, executive officers, key consultants and employees of the Company in the near future. No executive officers, directors or key consultants of the Company held unexercised options to purchase the Common Stock of the Company on December 31, 1998 or on July 31, 1999. The Company does not have any other long-term incentive plans or pension plans for its executives officers and directors, and no repricing of stock options previously granted to the Company's executive officers, directors or key consultants occurred during the fiscal year ending December 31, 1998 or the seven months ending July 31, 1999.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Company's Board of Directors has not yet formed a Compensation Committee and there has been no executive compensation to recommend or approve during the fiscal year ending December 31, 1998, or since July 1, 1995.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Board of Directors has not yet formed a Compensation Committee and there has been no executive compensation to recommend or approve since July 1, 1995.

                                 PERFORMANCE GRAPH

     The Company's Common Stock is traded on the OTC Bulletin Board under the trading symbol ZOZO. The Company was a public reporting shell corporation from July 1, 1995 until July 1, 1999, with no significant assets or liabilities. Accordingly, no performance graph relating to the market price of the Company's stock over the past five years in relation to other companies in the same industry is included in this Information Statement because the Company only recently combined with operating companies with Internet and media related businesses.

                   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The agreements among the Company, its principal shareholders, the Acquired Companies, and the prior shareholders of the Acquired Companies, who are assuming management control of and responsibility for the Company, are described in detail under "THE AGREEMENTS" in this Information Statement.

                                   EXHIBITS

     Copies of the Agreements are included as Exhibit A to this Information Statement.

                                        By Order of the Board of Directors


                                        /s/ CHARLES OVERTON
                                        -------------------------
                                        Charles Overton
                                        Corporate Secretary
August 9, 1999

                                  EXHIBIT A


                          PLANS OF REORGANIZATION,
                    ASSET PURCHASE AND EXCHANGE AGREEMENTS


           COMMERCIAL LABOR MANAGEMENT, INC., A NEVADA CORPORATION
                           (NOW ZEROS & ONES, INC.),
               QUANTUM ARTS, INC., A CALIFORNIA CORPORATION,
                ZEROS & ONES, INC., A DELAWARE CORPORATION,
          POLYGANOL RESEARCH CORPORATION, A DELAWARE CORPORATION,
         WOOD RANCH TECHNOLOGY GROUP, INC., A DELAWARE CORPORATION,
                  EKO CORPORATION, A DELAWARE CORPORATION,
                  KIDVISION, INC., A DELAWARE CORPORATION,
                        ROBERT HOLTZ, AN INDIVIDUAL,
                       STEVE SCHKLAIR, AN INDIVIDUAL,
                      CHARLES OVERTON, AN INDIVIDUAL,
                     MARK J. RICHARDSON, AN INDIVIDUAL,
                      EDWARD L. TORRES, AN INDIVIDUAL,
                       WILLIAM BURNSED, AN INDIVIDUAL,
                                      AND
                     BERNIE BUTLER SMITH, AN INDIVIDUAL.

                                   EFFECTIVE
                                 JULY 1, 1999